UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 13, 2020, Sapiens International Corporation N.V., or Sapiens, issued a press release announcing the commencement of a proposed underwritten public offering of its common shares, a copy of which is attached hereto as Exhibit 99.1.

The contents of this Report of Foreign Private Issuer on Form 6-K, including Exhibit 99.1 hereto, are hereby incorporated by reference into Sapiens’ registration statement on Form F-3 (SEC File No. 333-232599), which was filed with the SEC on July 11, 2019 and was declared by the SEC as effective on July 26, 2019, and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

By:	/s/ Roni Giladi
Name:	Roni Giladi
Title:	Chief Financial Officer

Dated: October 26, 2020

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press release

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